SEC Mail Processing Section

FEB 12 2010

Washington, DC
110

SECU 10025872 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 33475

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rodgers Brothers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Cranberry Woods Drive
(No. and Street)

Pittsburgh	PA	16066
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Rodgers 724-779-2200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally & Co., LLC
(Name – *if individual, state last, first, middle name*)

5700 Corporate Drive, Suite 800	Pittsburgh	PA	15237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mark Rodgers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rodgers Brothers, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public 2/11/2010

COMMONWEALTH OF PENNSYLVANIA

Notarial Seal
Meredith Rodgers, Notary Public
Cranberry Twp., Butler County
My Commission Expires Nov. 30, 2010

Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RODGERS BROTHERS, INC.
FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION
DECEMBER 31, 2009

CONTENTS

Lally & Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Rodgers Brothers, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of **Rodgers Brothers, Inc.** (the "Company") as of December 31, 2009, and the related statements of operations, changes in subordinated borrowings, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Rodgers Brothers, Inc.** at December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 12 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lally & Co. LLC

February 8, 2010

RODGERS BROTHERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and Cash Equivalents	$ 151,888
Deposit with Clearing Organization	25,000
Receivable From Clearing Organization	50,749
Investment Advisory Fees Receivable	302,106
Securities Owned - At Market Value	31,629
Investment in Limited Partnership - At Estimated Fair Value	7,500
Furniture and Equipment - At Cost, Less Accumulated Depreciation of Approximately $27,900	73,393
Total Assets	$ 642,265

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts Payable, Accrued Expenses, and Other Liabilities	$ 48,390
Stockholders' Equity	
Common Stock - Par Value $1 Per Share; 10,000 Shares Authorized; 980 Shares Issued and Outstanding	980
Additional Paid-In Capital	134,672
Retained Earnings	458,223
Total Stockholders' Equity	593,875
Total Liabilities and Stockholders' Equity	$ 642,265

The accompanying notes are an integral part of these financial statements.

RODGERS BROTHERS, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2009

REVENUE	
Investment Advisory Fees	$ 1,061,994
Commissions, Net of Clearing Costs	374,670
Net Dealer Inventory and Investment Losses	43,362
Oil and Gas Royalties	3,354
Interest and Dividends	2,814
Other Income	1,439
Total Revenue	1,487,633
EXPENSES	
Employee Compensation and Benefits	1,140,994
Other Operating Expenses	170,979
Occupancy and Equipment Rentals	132,549
Communications	24,237
Interest Expense	688
Total Expenses	1,469,447
Net Income	$ 18,186

The accompanying notes are an integral part of these financial statements.

RODGERS BROTHERS, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
YEAR ENDED DECEMBER 31, 2009

Balance - December 31, 2008	$ -
Increases	-
Decreases	-
Balance - December 31, 2009	$ -

The accompanying notes are an integral part of these financial statements.

RODGERS BROTHERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - December 31, 2008	$ 980	$ 134,672	$ 442,193	$ 577,845
Stockholder Dividends	-	-	(2,156)	(2,156)
Net Income	-	-	18,186	18,186
Balance - December 31, 2009	$ 980	$ 134,672	$ 458,223	$ 593,875

The accompanying notes are an integral part of these financial statements.

RODGERS BROTHERS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

OPERATING ACTIVITIES	
Net Income	$ 18,186
Noncash Items Included in Net Income	
Depreciation Expense	27,950
Unrealized Loss on Securities Owned	4,494
Changes In	
Receivable From Clearing Organization	(23,072)
Investment Advisory Fees Receivable	(70,100)
Securities Owned - at Market Value	35,017
Prepaid and Other Assets	7,500
Accounts Payable, Accrued Expenses, and Other Liabilities	24,508
Net Cash and Cash Equivalents From Operating Acitivities	24,483
INVESTING ACTIVITIES	
Furniture and Equipment Acquired	(15,824)
FINANCING ACTIVITIES	
Dividends Paid	(2,156)
Net Increase in Cash and Cash Equivalents	6,503
Cash and Cash Equivalents - Beginning	145,385
Cash and Cash Equivalents - Ending	$ 151,888

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash Paid for Interest	$ 688

The accompanying notes are an integral part of these financial statements.

1 – ORGANIZATION

Rodgers Brothers, Inc. (the "Company") was incorporated in January 1985, and was organized under the laws of the Commonwealth of Pennsylvania. The Company operates as a securities broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA") and as an investment advisor registered with the Securities and Exchange Commission ("SEC").

The Company executes principal (proprietary) and agency (customer) securities transactions and provides other investment services through a d/b/a Monongahela Capital. The Company conducts the majority of its business from its principal office in Pittsburgh with a supporting office in Chicago, Illinois.

2 – SIGNIFICANT ACCOUNTING POLICIES

The financial statements of Rodgers Brothers, Inc. are presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles. In order to facilitate the understanding of the data included in the financial statements, summarized below are the more significant accounting policies.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Securities Transactions

The Company is associated with Mesirow Financial, Inc. on a fully disclosed basis in connection with execution and clearance of the securities transactions effected by the Company and its customers. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company operates under the (k)(2)(ii) exemptive provisions of SEC Rule 15c3-3.

Cash and Cash Equivalents

The Company maintains balances on deposit with financial institutions and its clearing broker. Those organizations are located in Pennsylvania (financial institutions) and Illinois (clearing organization). Certain of the cash accounts maintained at financial institutions are insured by the Federal Deposit Insurance Corporation to a maximum of $250,000. The cash accounts maintained at the clearing broker are insured by the Securities Investor Protection Corporation to a maximum of $100,000. At certain times during the year, the Company's cash balances may exceed those limits. The Company has not experienced any losses associated with these accounts.

For purposes of the statement of cash flows, the Company includes amounts on deposit with banks and amounts invested in money market instruments with other financial institutions as cash and cash equivalents.

2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investments Owned

A majority of the securities owned are held in accounts with the Company's clearing organization and consist of equity securities. The securities accounts at the clearing organization are insured by the Securities Investor Protection Corporation up to $500,000.

Investments in securities and securities sold short (if any) traded on a national securities exchange or listed on NASDAQ are valued at the last reported sales price on the primary securities exchange on which securities have traded on the last business day of the year.

Investments into the limited partnerships for which there is a limited market are valued at management's estimate of market value. The resulting difference between cost and market is included in operations.

Purchases and sales of securities are recorded on a trade date basis. Realized gains and losses on security transactions are based on the specific-identification method. Dividends and dividends on securities sold short are recorded when received. Interest on fixed income securities owned is accrued as earned.

Furniture and Equipment

Furniture and equipment is recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful lives ranging from five to seven years. Depreciation expense for the year ended December 31, 2009, amounted to approximately $27,900.

Investment Advisory Fees

Investment advisory fees charged to customers are recorded at the end of each quarter for services performed for the prior quarter.

Commissions, net of clearing charges, are recorded on the trade date basis.

Income Taxes

The Company follows the guidance of the Income Taxes Topic of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). No amounts have been recognized within the financial statements for taxes, interest, or penalties relating to uncertain tax positions. In addition, the Company does not anticipate any changes to their tax positions within the next 12 months. In general, the prior three years tax returns filed with various taxing agencies are open to examination.

Subsequent Events Evaluation

The accompanying financial statements include an evaluation of events or transactions that have occurred after December 31, 2009 and through February 8, 2010, the date the financial statements were issued.

3 – DUE FROM CLEARING ORGANIZATION

Amounts receivable from the Company's clearing broker at December 31, 2009 consisted approximately of the following:

Deposit With Clearing Organization	$ 25,000
Receivable From Clearing Organization	50,749
	$ 75,749

The Company clears its proprietary transactions and customer transactions on a fully disclosed basis through Mesirow Financial, Inc. The receivable from clearing broker indicated above represents the net amount due from Mesirow Financial, Inc.

4 – FAIR VALUE MEASUREMENTS

FASB ASC Topic on Fair Values Measurements defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the FASB ASC Topic are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Valuations based on unadjusted quoted prices available in active markets for identical assets or liabilities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2: Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3: Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value.

Equities: Valued at quoted market prices or at cost based on limited marketability.

Limited Partnerships: Valued at two times cash flow calculation adjusted for unusual fluctuations in receipts.

There have been no changes in the methodologies used at December 31, 2009.

4 – FAIR VALUE MEASUREMENTS (CONTINUED)

The following table summarizes the valuation of the assets by the fair value hierarchy as described above as of December 31:

	Level 1	Level 2	Level 3	Total
Equity Securities	$ 31,629	$ -	$ -	$ 31,629
Limited Partnerships	-	-	7,500	7,500
	$ 31,629	$ -	$ 7,500	$ 39,129

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2009:

	Balance January 1, 2009	Unrealized Gains (Losses)	Purchases and Sales	Balance December 31, 2009
Limited Partnerships	$ 27,500	$ (20,000)	$ -	$ 7,500

5 – INCOME TAXES

No current provision for income tax expense is included in the statement of operations as the Company does not have taxable income. In addition, deferred income taxes are not reflected within the financial statements as there are minimal differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A capital loss carryforward of approximately $243,600 is available to offset future capital gains. Because of uncertainty of the realization of capital loss carryforward, a full valuation allowance had been recognized by the Company in the year the losses were incurred. Losses are set to expire in various years through 2014.

6 – RETIREMENT PLAN

The Company sponsors a profit sharing plan covering all employees who have obtained the age of 21 and completed at least one year of service. The Company's contributions to the plan are discretionary. During 2009, the Company made contributions amounting to approximately $7,500.

7 – COMMITMENTS AND CONTINGENCIES

The Company leases office space and equipment under several long-term operating lease agreements that expire in various years through 2014. The Company's office lease agreements contain certain escalation clauses and provision for additional rents for operating expenses of the leased premises. The agreements also contain provisions for renewal of the lease at rental rates based upon prevailing market rates at the time of renewal. For the year ended December 31, 2009, rent expense under the leases was approximately $127,900.

7 – COMMITMENTS AND CONTINGENCIES (CONTINUED)

Approximate future minimum lease obligations under non-cancelable operating leases having remaining lease terms in excess of one year for each of the next five years and in total are:

Year Ending December 31,	
2010	$ 122,900
2011	104,300
2012	97,000
2013	94,200
2014	94,200
	$ 512,600

8 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the Securities and Exchange Commission and administered by the Financial Industry Regulatory Authority. This rule requires that the Company's "aggregate indebtedness" not exceed fifteen times its "net capital," as defined. The Financial Industry Regulatory Authority may require a broker-dealer to reduce its business activity if the capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding business if the ratio exceeds 10 to 1. At December 31, 2009, the Company's net capital under the uniform net capital rule was approximately $204,500 which exceeded the minimum capital requirements by approximately $104,500. The Company's ratio of aggregate indebtedness to net capital at December 31, 2009, was .24 to 1.

SUPPLEMENTARY INFORMATION

RODGERS BROTHERS, INC.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2009

NET CAPITAL		
Stockholders' Equity		$ 593,875
Deductions		
Nonallowable Assets:		
Other Assets	$ 310,684	
Furniture and Equipment, Net	73,393	
Haircuts on Securities Owned	5,344	389,421
Net Capital		$ 204,454
AGGREGATE INDEBTEDNESS		
Accounts Payable, Accrued Expenses, and Other Liabilities		$ 48,390
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Net Capital Requirement (Greater of 6-⅔% of Aggregate Indebtedness or $100,000)		$ 100,000
Net Capital in Excess of Amount Required		104,454
Net Capital		$ 204,454
Ratio of Aggregate Indebtedness to Net Capital		.24 to 1

See independent auditors' report.

RODGERS BROTHERS, INC.
RECONCILIATION OF REPORTED NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2009

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2009)

Net Capital, as Reported in Company's Part II (Unaudited) Focus Report, as Originally Filed	$	204,454
Difference		-
Net Capital, as Reported in the Audited Financial Statements	$	204,454

See independent auditors' report.

RODGERS BROTHERS, INC.
STATEMENT OF EXEMPTION FROM RESERVE REQUIREMENT COMPUTATION
UNDER SEC RULE 15c3-3
DECEMBER 31, 2009

Rodgers Brothers, Inc. claims exemption based on Regulation 240.15c3-3 under (k)(2)(ii). As an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker (Mesirow Financial, Inc.: SEC#8-28816) or other distributors. Rodgers Brothers, Inc. promptly transmits all customer funds and securities to the clearing broker or other distributors, who carry all of the accounts of such customers and maintain and preserve such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or other distributors.

See independent auditors' report.

OTHER INFORMATION

Lally & Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Rodgers Brothers, Inc.
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements of **Rodgers Brothers, Inc.** (the "Company") for the year ended December 31, 2009, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Company has responsibility are

safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in the internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, SEC, Financial Industry Regulatory Authority ("FINRA") and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Vavrey & Co. LLC

February 8, 2010

Lally & Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Rodgers Brothers, Inc.
Pittsburgh, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2009, which were agreed to by **Rodgers Brothers, Inc.** (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. ("FINRA"), SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records (vendor disbursements records) entries noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers (SIPC assessment analysis, 2009 interim financial statements, and Company general ledger account analyses) noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers (SIPC assessment analysis, 2009 interim financial statements, and Company general ledger account analyses) supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Varney & Co. LLC

February 8, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

033475 FINRA DEC
RODGERS BROTHERS INC 11*11
800 CRANBERRY WOODS DR STE 200
CRANBERRY TOWNSHIP PA 16066-5219

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 2,865

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (882)
7/28/2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,983

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,983

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Rodgers Brothers, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CEO
(Title)

Dated the_____ day of_______________, 20_____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 20 09
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 1,166,825

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. — 20,415

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 422

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) — 422

Total deductions — 422

2d. SIPC Net Operating Revenues — $ 1,145,988

2e. General Assessment @ .0025 — $ 2,864.97

(to page 1 but not less than $150 minimum)

RODGERS BROTHERS, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION

DECEMBER 31, 2009

Lally & Co.

CPAs and Business Advisors